# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Intuitive Machines, Inc., CIK 0001844452
CUSIP: 46125A100
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, Texas (TX), 77059
Date of event which requires filing of this statement: 06/29/2026
Filed by CIK 0001963529
Persons authorized to receive notices and communications: Kamal Seyed Ghaffarian, 5937 Sunnyslope Drive, Naples, Florida (FL), 34119, (301) 486-3150

## Reporting persons
- Kamal Seyed Ghaffarian (CIK 0001963529): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 146,092; shared voting power 38,282,944; sole dispositive power 146,092; shared dispositive power 38,282,944; aggregate amount beneficially owned 38,429,036 (19.7% of the class)
- Ghaffarian Enterprises, LLC (CIK 0001965259): type of reporting person: other (OO); citizenship or place of organization: Maryland (MD); source of funds: other (OO); sole voting power 0; shared voting power 36,041,823; sole dispositive power 0; shared dispositive power 36,041,823; aggregate amount beneficially owned 36,041,823 (18.7% of the class)
- GM Enterprises, LLC (CIK 0001965320): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,241,121; sole dispositive power 0; shared dispositive power 2,241,121; aggregate amount beneficially owned 2,241,121 (1.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Intuitive Machines, Inc.
Address of issuer's principal executive offices: 13467 Columbia Shuttle Street, Houston, Texas (TX), 77059
Comment: This Amendment No. 11 to Schedule 13D (this "Amendment No. 11") amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on February 8, 2024 (as amended to date, the "Schedule 13D"), relating to the Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of Intuitive Machines, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety with the following:

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons based on 160,452,309 shares of Class A Common Stock outstanding as of May 7, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 15, 2026.

Kamal Seyed Ghaffarian
Amount beneficially owned: 38,429,036
Percent of Class: 19.7%

Ghaffarian Enterprises, LLC
Amount beneficially owned: 36,041,823
Percent of Class: 18.7%

GM Enterprises, LLC
Amount beneficially owned: 2,241,121
Percent of Class: 1.4%
Number of shares as to which each person has sole or shared power to vote or dispose:
Kamal Seyed Ghaffarian
Sole Voting Power: 146,092
Shared Voting Power: 38,282,944
Sole Dispositive Power: 146,092
Shared Dispositive Power: 38,282,944

Ghaffarian Enterprises, LLC
Sole Voting Power: 0
Shared Voting Power: 36,041,823
Sole Dispositive Power: 0
Shared Dispositive Power: 36,041,823

GM Enterprises, LLC
Sole Voting Power: 0
Shared Voting Power: 2,241,121
Sole Dispositive Power: 0
Shared Dispositive Power: 2,241,121

The securities reported herein include (i) 34,788,176 Common Units, which may be redeemed for shares of Class A Common Stock on a one-to-one basis, of which 32,547,055 Common Units are held by Ghaffarian Enterprises, LLC and 2,241,121 Common Units are held by GM Enterprises, LLC; (ii) 3,494,768 shares of Class A Common Stock held directly by Ghaffarian Enterprises, LLC; and (iii) 146,092 shares of Class A Common Stock held directly by Dr. Ghaffarian.

Dr. Ghaffarian is the sole managing member of GM Enterprises, LLC and is the sole trustee of a revocable trust that is the sole member of Ghaffarian Enterprises, LLC. As a result, Dr. Ghaffarian may be deemed to share beneficial ownership of the securities reported herein, but disclaims beneficial ownership.
Transactions in the class effected during the past sixty days: In the last 60 days, Ghaffarian Enterprises, LLC sold an aggregate of 709,545 shares of Class A Common Stock in open market transactions on the Nasdaq Stock Market pursuant to the Rule 10b5-1 trading plan adopted on December 4, 2025. Details by date, listing the number of shares of Class A Common Stock disposed of pursuant to the 10b5-1 trading plan and the weighted average price per share, are provided in Annex A. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Kamal Seyed Ghaffarian: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian (07/01/2026)
- Ghaffarian Enterprises, LLC: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian/Trustee of the Sole Member (07/01/2026)
- GM Enterprises, LLC: /s/ Kamal Seyed Ghaffarian, Kamal Seyed Ghaffarian/Trustee of the Sole Managing Member (07/01/2026)